

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2011

Via E-mail
Michael Hawks
President, Secretary, Director
nycaMedia, Inc.
1077 Balboa Avenue
Laguna Beach, CA 92651

  Re: nycaMedia, Inc.
    Amendment No. 3 to Registration Statement on Form S-1
    Filed December 14, 2011
    File No. 333-176720

Dear Mr. Hawks:

  We have reviewed your responses to the comments in our letter dated December 9, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filings.

Prospectus Summary, page 4

Our Business, page 4

1. We note your response to our prior comment 3 and reissue in part. We note your disclosure in the fourth paragraph that based on your current burn rate, you will run out of funds in January 2012 without additional capital. Please revise to disclose your current cash balance as of the most recent practicable date. Please also revise the fifth risk factor on page 6 and the Liquidity and Capital Resources section on page 24 accordingly.

2. We note your disclosure here and on page 24 that, as of September 30, 2011, you had a cash balance of $18,799, and that available funds are not sufficient to satisfy your working capital requirements for the next twelve months as your current monthly burn rate is approximately $10,000 per month. For balance and emphasis, please revise this disclosure to specifically state the financial statement consequences should you be unable to obtain additional financing.

3. Discuss the uncertainties you face, such as your need to obtain additional financing, and whether these uncertainties raise substantial doubt about your ability to continue as a going concern.

Note 1 – Basis of Presentation, page 33

4. Please tell us what consideration you gave to presenting your financial statements on a liquidation basis given your cash burn rate. Specifically address how you determined, given your circumstances, that you had other alternatives to liquidation as of September 30, 2011.

5. Please ensure the following disclosures are present throughout your filing, as applicable:

- The basis of presentation (i.e., going concern or liquidation);

- If the going-concern basis is used, a statement that the asset and liability carrying amounts do not purport to represent realizable or settlement values;

- If the liquidation basis is used:

    - The methods used to estimate realizable and settlement values;

    - A statement, if applicable, that the estimated values may be different from actual amounts; and

    - An identification of any assets and liabilities that are not "revalued" and the reasons there for.

    Refer to FRR 16 for guidance.

Exhibit 23.1

6. Please file an updated consent from your independent registered accountant with your next amendment.

You may contact Amy Geddes at (202) 551-3305 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or, in his absence, Susan Block at (202) 551-3210 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director